

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2012

<u>Via E-mail</u>
Ms. Karin Weaver
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas 78257

> **Re: Cracker Barrel Old Country Store, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 20, 2012 by Biglari Holdings Inc.**
> **File No. 001-25225**

Dear Ms. Weaver:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Remove all references to staff comments and reviews from your disclosure. These references inappropriately suggest that the staff has taken a position with respect to the merits of this or prior contests.

2. Pursuant to Rule 14a-9 under Regulation 14A, you are required to have a reasonable and factual basis for your beliefs, and such beliefs must be clearly characterized as such with the support self-evident, disclosed in proxy materials or provided to the staff as supplemental information. For example, the following underlined statements should clearly be stated as an opinion or belief and be accompanied by corresponding support.

   - certain directors of the company showed "<u>lackluster performance</u>" (page 5)

- "it is <u>simply</u> <u>irrational</u> to deny an 18% shareholder two Board seats" (page 6)
- the company "displayed how we have added value by ultimately <u>adopting</u> our ideas" (page 10)
- "we urge shareholders to dismiss the Board's <u>fruitless, misleading claims</u>" (page 11)

In future filings, please also ensure that you observe Rule 14a-9 in press releases or other soliciting materials.

<u>Letter to Shareholders</u>

3.   Please revise your statements that it is "imperative" that shareholders disregard the company proxy and that they "must be very careful" not to sign it. These statements suggest that shareholders have no choice in casting their vote.

<u>Background of the Solicitation, page 5</u>

4.   We note your statement that you are not "seeking control of Cracker Barrel." Your proxy statement indicates that you seek the power to cause the direction of the management and policies of Cracker Barrel within the meaning of Rule 12b-2. Accordingly, please clarify your disclosure in this regard.

5.   You state in the second bullet point that you pledged not to sell a single share of Cracker Barrel. Consistent with your prior disclosure, please revise this statement to clarify that you have pledged not to sell a single share of Cracker Barrel without providing public notice at least two weeks in advance of the sale.

6.   In the last bullet point on page 7, you state that the company "failed" to provide you with a NOBO list. Please confirm how you determined that the company has such a list in its possession. See Rule 14a-7(a)(2)(ii)(B).

<u>Reasons for 2 Board Seats out of 10, page 8</u>

7.   We note your statement that "the Company's stock outperformed its underlying business" and that "this divergence cannot continue." Please disclose how you determined that this divergence was attributable to an over-pricing of the stock, rather than realistic investor expectations of increased profit. Please also characterize this as your opinion.

<u>Time Allows for the Facts to Emerge…, page 9</u>

8.   We note your statement that "the market would value the increase in profit at *over* $1 billion based on the Company's current earnings multiple." The inclusion of asset valuations in proxy materials is only appropriate and consistent with Rule 14a-9 when made in good faith and on a reasonable basis. Please advise, with a view toward

disclosure, how you determined that the market would value the increase in profit at over $1 billion. In addition, please advise what consideration you gave to providing disclosure which facilitates an understanding of the basis for and the limitations on the projected realizable values, including your consideration of how cost increases, industry traffic, and competition might impact profitability. Refer to SEC Release No. 34-16833 (May 23, 1980). Please also disclose how you arrived at the belief that the current earnings multiple is the appropriate measure, given that the current multiple might already take into account the potential for increased profitability.

9.   You state that the board of directors asked you to nominate persons who have (1) no relevant restaurant experience and (2) no significant ownership in Cracker Barrel's stock. The board of directors' offer appears to have contained neither of these restrictions. Please advise, or revise your disclosure. We also note that the board of directors' offer states that the company "would" add your nominees to the board of directors, which appears inconsistent with your statement that you were not offered two board seats.

10.   Your disclosure in the third paragraph on page 11 implies that the board of directors refused to meet with you, but disclosure elsewhere in your proxy statement indicates that the directors did in fact meet with you. Please revise your disclosure, or advise.

The Company's Shareholder Rights Plan Proposal, page 15

11.   Please clarify in the first paragraph that the prior rights plan rejected by the shareholders contained a 10% triggering threshold, and advise how you determined that the triggering threshold in the earlier plan had no bearing on shareholders' assessment of the plan.

12.   You state that the rights plan is "completely unnecessary" in light of Tennessee's control share acquisition statute. Please clarify why you oppose the rights plan if it is simply duplicative of the statute. Please also address how you determined that a restriction on voting acquired shares is the equivalent of an effective restriction on the acquisition of shares. We note that a mere restriction on voting acquired shares can nevertheless result in an increase in the acquiror's voting percentage, given that it removes shares from the voting pool.

13.   Please clarify how you determined that a rights plan only "removes optionality for investors" and that all options have more than nominal value. Please also characterize these statements as your belief.

The Company's Say On Pay Proposal, page 17

14.   Please provide support for your contention that the company changed its formula for calculating ROIC.

<u>Other Participant Information, page 22</u>

15.   Please provide the information required by Item 5(b)(1)(vii) of Schedule 14A, or advise.

<u>Form of Proxy</u>

16.   Please conform the text of proposal 3 to the language appearing on the company's form of proxy, or otherwise make clear what shareholders are being asked to vote on. See Question 169.07 of our Compliance and Disclosure Interpretations relating to Exchange Act Rules.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Michael R. Neidell, Esq.
        Olshan Frome Wolosky LLP